Exhibit 99.2

39 MacTaggart Road, Level 5, Asia Media Centre, Singapore 368084
www.Linktone.com

2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 20, 2013

PROXY STATEMENT

General

We are soliciting the enclosed proxy on behalf of our board of directors for use at the annual general meeting of shareholders to be held on November 20, 2013 at 10:00 a.m., Singapore time, or at any adjournment or postponement thereof.  The annual general meeting will be held at our offices located at 39 MacTaggart Road, Level 5, Asia Media Centre, Singapore 368084.

This proxy statement is available to shareholders beginning on October 24, 2013 and the form of proxy is first being mailed to shareholders on or about October 24, 2013.

Revocability of Proxies

For holders of ordinary shares, any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or by attending the annual general meeting and voting in person.  Attendance at the annual general meeting in and of itself does not revoke a prior proxy.  For holders of American Depositary Shares, know as ADSs, representing ordinary shares, an ADS Voting Instruction Card may be revoked by delivering a written notice of revocation or duly executed ADS Voting Instruction Card bearing a later date prior to 12:00 p.m., Eastern Standard Time on November 18, 2013.  A written notice of revocation must be delivered to the attention of our chief financial officer, if you hold our ordinary shares, or to JPMorgan Chase Bank, N.A. if you hold ADSs.  For holders of CHESS Depository Interests, know as CDIs, representing ordinary shares, a CDI Voting Instruction Card may be revoked by delivering a written notice of revocation or duly executed CDI Voting Instruction Card bearing a later date prior to 1:00 p.m. on November 18, 2013 Australian Eastern Daylight Time (which is 9:00 p.m. on November 17, 2013 U.S. Eastern Standard Time).

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on October 21, 2013 are entitled to vote at the annual general meeting.  Our ordinary shares underlying ADSs and CDIs are included for purposes of this determination.  As of October 21, 2013, 404,391,710 of our ordinary shares, par value US$0.0001 per share, were outstanding, of which approximately 219,324,880 were represented by ADSs and 2,500,000 were represented by CDIs. The presence in person or by proxy of shareholders holding at least one-third of our outstanding ordinary shares entitled to vote at the meeting will constitute a quorum for the transaction of business at the annual general meeting.

39 MacTaggart Road, Level 5, Asia Media Centre, Singapore 368084
www.Linktone.com
Voting and Solicitation

Each share outstanding on the record date is entitled to one vote.  Voting by holders of ordinary shares at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken.  Holders of ADSs or CDIs cannot vote at such meeting.

The costs of soliciting proxies will be borne by our company.  Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail.  The solicitation materials are available on our company’s website at http://www.linktone.com/en/ir/shareholder-services.html. Hard copies of the solicitation materials are available upon request to shareholders free of charge.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder.  If no specific instructions are given by such holders, the shares will be voted “FOR” the proposal, and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting.  Abstentions by holders of ordinary shares are counted as present for the purpose of determining whether a quorum is present and have the same effect as if you vote “AGAINST” the proposal.

Voting by Holders of American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs an ADS Voting Instruction Card.  Upon the delivery of a signed and completed ADS Voting Instruction Card properly executed by a holder of record of ADSs, JPMorgan Chase Bank, N.A. will vote or cause to be voted the amount of ordinary shares represented by the ADSs held by such holder, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such ADS.  JPMorgan Chase Bank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions.  As the holder of record for all the ordinary shares represented by the ADSs, only JPMorgan Chase Bank, N.A. may vote those shares at the annual general meeting.  Holders of ADSs may attend, but may not vote at, such meeting.  Properly executed and delivered instructions to withhold votes and abstentions are counted as present for the purpose of determining whether a quorum is present and have the same effect as if you vote “AGAINST” the proposal.  You should return your properly completed ADS Voting Instruction Card to JPMorgan Chase Bank, N.A. prior to 12:00 p.m., Eastern Standard Time on November 18, 2013, which is the last date by which voting instructions may be received by JPMorgan Chase Bank, N.A.

JPMorgan Chase Bank, N.A. and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.  This means that if the

39 MacTaggart Road, Level 5, Asia Media Centre, Singapore 368084
www.Linktone.com

ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

Voting by Holders of CHESS Depository Interests

Non-registered holders in Australia hold CDIs of the Corporation, or units of beneficial ownership of the underlying ordinary shares, which are registered in the name of the depositary, CHESS Depositary Nominees Pty Ltd. (“CDN”). As the holders of CDIs are not the legal owners of the underlying ordinary shares, CDN is entitled to vote at the 2013 Annual General Meeting of the Shareholders on the instruction of the holders of the CDIs.

Link Market Services Limited, an agent designated by us for the collection and processing of voting instructions from our CDI holders,  has advised us that it intends to mail to all holders of CDIs a CDI Voting Instruction Card.  Upon the delivery of a signed and completed CDI Voting Instruction Card properly executed by a holder of record of CDIs, CDN will vote or cause to be voted the amount of ordinary shares represented by the CDIs held by such holder in accordance with the instructions set forth in such CDI Voting Instruction Card.  As the holder of record for all the ordinary shares represented by the CDIs, only CDN may vote those ordinary shares at the 2013 Annual General Meeting of Shareholders.  Holders of CDIs may attend, but may not vote at, such meeting.  Properly executed and delivered instructions to withhold votes and abstentions are counted as present for the purpose of determining whether a quorum is present and have the same effect as if you vote “AGAINST” the proposal.  You should return your properly completed CDI Voting Instruction Card to Link Market Services Limited no later than 1:00 p.m. on November 18, 2013 Australian Eastern Daylight Time (which is 9:00 p.m. on November 17, 2013 U.S. Eastern Standard Time) in accordance with the instructions on such form.

CDN and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.  This means that if the ordinary shares underlying your CDIs are not able to be voted at the 2013 Annual General Meeting of Shareholders, there may be nothing you can do.

39 MacTaggart Road, Level 5, Asia Media Centre, Singapore 368084
www.Linktone.com

PROPOSAL

ELECTION OF DIRECTORS

The board of directors has nominated two Class III directors for reelection at the 2013 annual general meeting.  Our Amended and Restated Memorandum and Articles of Association provide for the division of the board of directors into three classes: Class I director (currently Billy Hsieh), Class II director (currently David Audy) and Class III directors (currently Hary Tanoesoedibjo and Peck Joo Tan).  The current terms of the Class III, I and II directors expire upon the election and qualification of directors at the annual general meetings to be held in 2013, 2014 and 2015, respectively.  At each annual general meeting, including the 2013 annual general meeting at which two Class III directors are nominated for election, directors who are elected will serve a three-year term until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal.  Our Articles of Association presently authorize up to ten board positions.  Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below.  The board has no reason to believe that the nominees named below will be unable or unwilling to serve as a director if reelected.  In the event that either nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as the board may propose.

The name of each of the following nominees, age as of October 1, 2013, principal position with our company, class designation and term of office upon election at this annual general meeting are as follows:

Name	Age	Position	Class	Term of Office
Hary Tanoesoedibjo	48	Director	Class III	3 years
Peck Joo Tan	51	Director	Class III	3 years

Class III Directors Nominated for Reelection at the Annual General Meeting

Hary Tanoesoedibjo has served as the Chairman of our board since April 2008 and as our Chief Executive Officer since May 2009. He has been a director of GMI since 2007, the President Director of GMC since 2002, the President Director of Bhakti since 2009, the President Director of MNC since 2004, President Commissioner of PT MNC Sky Vision (a Pay TV broadcasting company in Indonesia) since 2006, and President Director of PT Rajawali Citra Televisi (a national free-to-air television station in Indonesia) since 2010.  He has also been a director of each of MIL and MNC International Middle East Limited since 2007. All these companies are affiliates of GMC. He received a Bachelor of Commerce (Honours) degree from Carleton University and a Master of Business Administration degree from Ottawa University.

39 MacTaggart Road, Level 5, Asia Media Centre, Singapore 368084
www.Linktone.com

Peck Joo Tan has served on our board since December 2010 and since June 2010 has served as a managing director of the international business division of MNC. Prior to that, she held various regional financial and general management positions in the Asian divisions of MediaCorp Pte Ltd, Starbucks and Delifrance.  She also served as the finance director of Frito-Lay Asia, financial controller of Pepsi Asia and chief financial officer of Heinz Asia Pacific where she assisted in the preparation of financial statements under U.S GAAP.  Ms. Tan graduated with a degree in Accountancy from the National University of Singapore and is a member of the Institute of Certified Public Accountants of Singapore and Institute of Marketing of the United Kingdom.

The foregoing nominees will be reelected by a majority of the votes present in person or represented by proxy and entitled to vote.  In reelecting such directors, each shareholder may cast one vote per share owned.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE REELECTION OF THE NOMINEES NAMED ABOVE.

39 MacTaggart Road, Level 5, Asia Media Centre, Singapore 368084
www.Linktone.com

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The following procedures have been established by our board of directors in order to facilitate communications between our shareholders and our board of directors:

1.
Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our board of directors or to any individual director by mail to Linktone Ltd., 39 MacTaggart Road, Level 5, Asia Media Centre, Singapore 368084, Attention: Chief Financial Officer.

2.
Our Chief Financial Officer will be responsible for the initial review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our board of directors has identified as correspondence which may be retained in our files and not sent to directors.

Our board of directors has authorized the Chief Financial Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters.  These types of communications will be logged and filed but not circulated to directors.  Except as set forth in the preceding sentence, the Chief Financial Officer will not screen communications sent to directors.

3.
The log of shareholder correspondence will be available to members of our board of directors for inspection.  At least once each year, the Chief Financial Officer will provide to our board of directors a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our board of directors.

39 MacTaggart Road, Level 5, Asia Media Centre, Singapore 368084
www.Linktone.com

ACCESS TO CORPORATE GOVERNANCE POLICIES

We adopted a Code of Business Conduct which is available on our company’s website at http://www.linktone.com/en/ir/corporate-governance.html.  To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public.

Copies of our Code of Business Conduct will be provided to any shareholder upon written request to the Chief Financial Officer of Linktone Ltd., 39 MacTaggart Road, Level 5, Asia Media Centre, Singapore 368084.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ Listing Rules which permit companies to make available their annual report to shareholders on or through the company’s website, we post our annual reports on our website.  Our annual report on Form 20-F for the year ended December 31, 2012 has been filed with the U.S. Securities and Exchange Commission.  You may obtain a copy of our annual report on Form 20-F for the year ended December 31, 2012 by visiting our website http://www.linktone.com/en/ir/financial-reports.html. If you want to receive a paper or email copy of our annual report on Form 20-F for the year ended December 31, 2012, you must request one.  There is no charge to you for requesting a copy.  Please make your request for a copy to ShihYin Poh at shihyin@ltongroup.com or +65 6840 3503.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting.  If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Hary Tanoesoedibjo
Chairman and Chief Executive Officer

Dated: October 24, 2013